May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration – i-80 Gold Corp. Registration Statement on Form S-3 Filed April 14, 2025 (File No. 333-286531)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, i-80 Gold Corp. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-286531), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on May 7, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Kimberley Anderson, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803 with any questions with respect to this request.

Sincerely,

i-80 Gold Corp.

By:	/s/ David Savarie
Name:	David Savarie
Title:	SVP, General Counsel